Exhibit 12

GLOBAL POWER EQUIPMENT GROUP INC.

Computation of Ratios of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges And Preferred Dividends

	Three Months Ended March 27, 2004	Fiscal Year Ended
		December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000	December 25, 1999
	(dollars in thousands, except ratios)
Income (loss) before income taxes	$1,352	$31,910	$85,044	$43,994	$(10,158)	$21,472

Interest expense, net	98	864	3,267	15,196	11,575	3,110
Debt expense amortization	102	640	943	700	600	300
Interest portion of rent expense(1)	182	833	966	866	833	500

Total Earnings	$1,734	$34,247	$90,220	$60,756	$2,850	$25,382

Fixed Charges:

Interest expense, net	$98	$864	$3,267	$15,196	$11,575	$3,110
Debt expense amortization	102	640	943	700	600	300
Interest portion of rent expense(1)	182	833	966	866	833	500

Total fixed charges	382	2,337	5,176	16,762	13,008	3,910

Preferred dividends	—	—	—	4,273	3,589	445

Total fixed charges and preferred dividends	$382	$2,337	$5,176	$21,035	$16,597	$4,355

Ratio of earnings to fixed charges	4.54	14.66	17.43	3.62	*	6.49
Ratio of earnings to fixed charges and preferred dividends	4.54	14.66	17.43	2.89	*	5.83

*	For the year ended December 30, 2000, earnings were insufficient to cover fixed charges by $10,158 and combined fixed charges and preferred dividends by $13,747.

(1)	The interest factor within rent expense is estimated as one-third of rent expense.